

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, New York 10004

> **Re: InFinT Acquisition Corp**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed June 9, 2023**
> **File No. 333-267662**

Dear Alexander Edgarov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2023 letter.

Amendment No. 4 to Form S-4 filed June 9, 2023

Risk Factors
General, page 47

1.   It appears that following the transaction, approximately 15% of your revenue will continue to be generated from customers in Hong Kong. We also note that the Chairman of New Seamless, Mr. Kong, appears to be located in or have ties with Hong Kong and/or the PRC, and after the transaction, Mr. Kong will own a majority of the outstanding shares for New Seamless as well as TNG Asia and GEA, which are located in Hong Kong. Further, we note that certain executive officers and directors of New Seamless appear to be located in Hong Kong and/or the PRC. Given the ties to Hong Kong and the PRC, please describe any material impact that intervention or control by the PRC government

has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Please also disclose the legal and operational risks associated with such ties to Hong Kong and the PRC, and make clear whether these risks could result in a material change in your operations and/or the value of New Seamless' securities.

It will be difficult to acquire jurisdiction and enforce liabilities..., page 63

2.   Please revise this risk factor to identify any directors, officers or members of senior management located in the PRC or Hong Kong and specifically address the challenges of bringing actions and enforcing judgments/liabilities against such individuals. Please include a similar discussion in "Management of New Seamless Following the Business Combination" starting on page 235.

Becoming a public company through a merger..., page 79

3.   Your revised disclosure states that there may be other relevant agreements relating to Ripple, including agreements relating to the transfer of interests in Tranglo, which were not part of InFinT management's review. Please tell us whether you have filed as exhibits all agreements with Ripple that are required to be filed by Item 601(b)(10) of Regulation S-K, including any in which Seamless has a beneficial interest, even if Seamless or Tranglo are not parties to the agreement. To the extent that you have not filed all such agreements, such as the agreements relating to the transfer of interests in Tranglo, please file these agreements and revise the prospectus to disclose the material terms of such agreements.

Tranglo, page 181

4.   On page 186 you disclose that in connection with the failure of Silicon Valley Bank and "certain matters effecting the cryptocurrency market more broadly," Tranglo paused the prefunding process using XRP. Please disclose when you paused the XRP prefunding process, elaborate on why it was paused, and disclose when and if you expect to resume the process. Disclose any implications of this pause on your agreements and relationship with Ripple, any material impacts to your financial condition and results of operation, the impact on the proposed transaction with InFinT, as well as any reputational impact. Please also revise the disclosure throughout your prospectus to reflect that the XRP prefunding process is paused, as the current disclosure suggests that this process is active.

How Ripples On-Demand Liquidity (OLD) works with Tranglo, page 186

5. In your response to comment 20 you refer to "payments to Ripple for the 2022 and 2021 years presented." Tell us and revise your disclosure as necessary to clarify to what these payments relate. Also provide to us an accounting analysis with specific citation to authoritative literature supporting your accounting for such payments.

6. We note your revisions in response to comment 9. Please clarify the nature and number of "accounts" and "wallets" involved in each step of the fund flow including but not limiting it to the following:

    • where they are located;
    • whether they are on blockchain or off-blockchain;
    • whether they are omnibus accounts;
    • who holds the private keys;
    • whether "wallets" and "accounts" have the same or a different meaning; and
    • how the bailment is effected and what it means when you refer to "Tranglo's slippage pool wallet."

    Please also clarify how title transfers between Ripple and ODL RP and separately between ODL RP to Tranglo are effected (e.g., on blockchain or off-blockchain through a memo entry in an internal ledger, etc.); and clarify Ripples role in the transfer of XRP from ODL RP to Tranglo. In this regard, it is not clear how Ripple transfers the XRP to Tranglo when title passed from Ripple to ODL RP.

7. We note your disclosure that Tranglo "adopted" two crypto exchanges. Please further explain to us what you mean by "adopted." Please clarify what the phrase "programmatic liquidation system developed by Ripple in the two crypto exchanges" means and how it relates contextually to Ripple's relationship with those exchanges.

8. We note your revisions in response to comment 10 and your disclosure in the first paragraph on page 186 related to the $100,000 of fiat currency being sent from the ODL RP to Tranglo for prefunding purpose. This statement is inconsistent with your disclosure in Step 4 of Fund Flows in which Tranglo receives 300K of XRP from the ODL RP.

9. Provide us with your accounting analysis with specific citation to authoritative literature describing and supporting Tranglo's accounting for Ripple's On-Demand Liquidity. As part of that analysis, identify the agreements that Tranglo has with Ripple, the ODL RP and any other party involved with the product. For each such agreement, summarize the rights and obligations of the parties to the agreement and ensure your accounting analysis explains and evaluates, with specific citation, the Company's accounting for such rights and obligations. To the extent beneficial to an understanding of your accounting for those rights and obligations, provide the related journal entries. If there was alternative accounting approaches you considered and rejected, describe that portion of your analysis through specific citation to authoritative literature. In this regard, your disclosure suggests

that Tranglo takes control of XRP, sells it, and at a minimum, has entered into Pay-Out Support Provider Agreement that, in part involves the Slippage Pool and, conveys rights and obligations to Tranglo that appear to have the effect of capping the U.S. dollar value of the pre-funding Tranglo retains.

<u>Transactions with Certain Shareholders, page 249</u>

10. Please revise your disclosure here, and elsewhere as appropriate, to explain the purpose of the Master XRP Commitment to Sell Agreement and the related Line of Credit Addendums between Ripple Labs and GEA Limited. Please file these agreements as exhibits, or tell us why you believe you are not required to do so. To the extent that the Commitment to Sell Agreement allowed GEA Limited to purchase XRP from Ripple Labs, make this clear and indicate the amount purchased to date and clearly indicate that Seamless Group is the guarantor for repayment of all obligations incurred in connection with the Commitment to Sell Agreement and Lines of Credit. Indicate whether Seamless will incur and/or pay such debts in connection with the divestiture of GEA Limited. Disclose the total amount guaranteed under the Deed of Guarantee as of the most recent practicable date. Please also disclose, and add risk factor disclosure as appropriate, any limitations placed on Seamless by the Deed of Guarantee that could have a material impact. We note, for example, that Section 6.11 prohibits Seamless from incurring any additional financial indebtedness prior to the closing of the SPAC Transaction without prior written consent of Ripple Labs, and after the closing Seamless cannot incur any financial indebtedness that would materially affect its guarantee of GEA Limited's debt to Ripple. Please also clearly disclose the right of first refusal granted to Ripple Labs for all transfers and sales of shares, and disclose whether Ripple Labs could acquire a majority interest in Tranglo in this way.

11. Please add a risk factor discussing the material risks relating to the Shareholders' Agreement between Tranglo, Seamless and Ripple Labs. We note in particular that Tranglo cannot undertake certain actions or transactions without the consent of Ripple Labs or one of Ripple's directors who serve on the Tranglo board, including a sale of assets, changes in capital structure, amendments to governing documents, incurrence of debt, changes in the nature and/or scope of the business, entry into long-term agreements and commercial agreements, approval of and amendments to the budget, opening or closing of bank accounts, and approval of financial statements to be submitted to general meetings. These are just examples. Please ensure that your disclosure throughout clearly conveys the degree of control exercised by Ripple Labs through the Shareholders' Agreement, and explains the specific actions and transactions that require approval of Ripple Labs.

<u>Index to Financial Statements, page F-1</u>

12. We note your disclosure throughout the filing of Seamless's financial information as of and for the three months ended March 31, 2023. Item 8.A.5. of Form 20-F states: " If, at the date of the document, the company has published interim financial information that

covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document." Please tell us your consideration of including March 31, 2023 interim financial statements.

Condensed Statement of Cash Flows, page F-21

13.   Please tell us your consideration of recording the sale of investments in your trust account as an investing cash inflow and the redemption of your Class A ordinary shares as a financing cash outflow in your statement of cash flows. Refer to ASC 230-10-45.

Note 2 Summary of significant accounting policies
(a) Basis of presentation and principles of consolidation, page F-44, page F-44

14.   We note from your disclosure on page 55 that Ripple owns 40% of Tranglo and has certain contractual rights that could disrupt Tranglo's existing business or prevent your ability to expand it. Please provide us your detailed analysis of the guidance in ASC 810-10 related to Entities Controlled by Contract on whether you should consolidate Tranglo. Refer to ASC 810-10-05-14 thru 16, ASC 810-10-15-18 thru 22 and ASC 810-10-25-60 thru 81.

Exhibits

15.   It appears that you have redacted terms from certain of the exhibits, such as the Shareholders' Agreement filed as Exhibit 10.26(a) and Schedule 1 of the Pay-Out Support Provider Agreement filed as Exhibit 10.16. To the extent that you have redacted terms from any of the exhibits and intend to do so in accordance with Item 601(b)(10)(iv) of Regulation S-K, revise to indicate which exhibits include redacted information and include a prominent statement on the first page of each redacted exhibit that certain information has been excluded because it is both not material and is the type that the registrant treats as private or confidential, to the extent accurate.

        You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3336 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services